Filed by Commonwealth
Telephone Enterprises, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Commonwealth
Telephone Enterprises, Inc.
Commission File No.: 0-11053

The following memorandum was sent to CTE employees:

M E M O R A N D U M

Date:	October 2, 2006

To:	All CTE Employees

From:	Darryl Varnado, Vice President of Human Resources

Re:	Citizens’ Acquisition of CTE

As communicated in my September 22, 2006 memo, the CTE executive team is committed to keeping you informed on matters associated with the acquisition and integration process. It is our objective to provide complete, timely and accurate information to all of our employees.

Consistent with this commitment, the following Question & Answer document addresses employment-related issues in response to questions that have been posed to the Human Resources department, or to managers and supervisors.

We believe it is very important that we provide only factual information; therefore, we have not addressed questions to which we do not yet have answers. Please be assured we will communicate information to you as it becomes available.

Please continue to direct any additional questions you may have to your supervisor or Human Resources Representative.

We thank you for your ongoing focus on our customers and commitment to our business objectives.

Questions and Answers
Citizens Communications’ Acquisition of
Commonwealth Telephone Enterprises

Merger Announcement and Transition

1.	Who is CTE’s transition coordinator?

Chris McCorkendale, vice president of Operations Strategy and Development, is CTE’s transition coordinator.

2.	Why does it seem outside sources have more knowledge of CTE news than the employees? Where do they get their information?

Information regarding the acquisition continues to be released by both companies. CTE and Citizens are required to file certain external and internal communications with the Securities and Exchange Commission (“SEC”). Such documents are available to the public and accessed by the media. You may view these documents on the SEC website www.sec.gov. In addition, reporters randomly contact representatives of both companies. Citizens and CTE are committed to replying in a consistent fashion using information previously filed with the SEC. However, in some cases, a reporter will write an article based on his or her own interpretation of company filings and arrive at conclusions that are independent of ours and not necessarily correct. Finally, the financial community follows this type of transaction with interest, and it is common for reports to be issued on a regular basis from “the street” that include analysts’ projections on the acquisition.

3.	What is CTE’s expectation of employees in terms of performance during the transition?

There is no change in standards of performance during this time. CTE expects employees to continue performing their duties and responsibilities providing the highest level of service, care and commitment to our customers, and achieving our other business objectives.

4.	Is Citizens a unionized company?

Yes, Citizens does have employees who are covered by collective bargaining agreements. As of December 31, 2005, Citizens reported 3,302 employees represented by bargaining unit agreements with the Communication Workers of America (“CWA”), International Brotherhood of Electrical Workers (“IBEW”) and UNITE HERE.

5.	Will CTE continue to fill open positions during the transition?

Yes, CTE will continue to fill positions as appropriate throughout the organization. Open positions will be evaluated on a case-by-case basis. CTE is committed to continuing normal business operations.

Employment

6.	Which jobs will be eliminated after the day of closing?

Citizens has indicated it will realize savings from the elimination of duplicate corporate functions. The consolidation of common systems will also affect employee headcount.

At this point, neither company knows which jobs will be eliminated and how restructuring will occur. Citizens is continuing its evaluation of the organization, and we will share more information when it becomes available.

7.	Will employees be given the opportunity to apply for jobs at Citizens?

Maggie Wilderotter, Citizens’ Chairman and CEO, indicated on the September 20th conference call with CTE employees that employees will be afforded the opportunity to apply for any open position within Citizens Communications. We do not have a timeline for this yet. This is one of many issues that we will address with Citizens as we approach the completion of the transaction.

Available Assistance

8.	Is there someone with whom I can speak confidentially about this acquisition process and my reaction to it?

In addition to support from your supervisor and/or your Human Resources Representative, CTE’s Employee Assistance Program (“EAP”), Lifeworks, is available to all employees. You can speak confidentially with a trained professional 24 hours a day, 7 days a week, or visit them online at www.lifeworks.com (Log-In: cte Password: ). Their telephone number is.

9.	Is there any charge for the EAP program? How often may I call?

You may contact EAP for assistance as often as you wish. There is no cost to employees for taking advantage of EAP’s services.

10.	Are there other services available through the EAP?

Yes, Lifeworks can provide assistance in finding financial services and other family services that may be beneficial to you throughout the acquisition process. Please call on a Lifeworks professional representative to assist you and/or your family during these times.

11.	How long is the EAP service available to me?

The EAP service will be available at least until the closing of the acquisition.

CTE Benefits and Compensation

12.	Has Citizens been made aware of all CTE benefit plans?

Yes. All of the CTE benefit plan documents have been shared with Citizens

13.	If I am retained as an employee of Citizens, will I be offered the same CTE benefit plans?

Citizens has agreed to honor the existing CTE employee plans at the transaction closing. After the closing, Citizens may change the plans and/or opt to have CTE employees join Citizens’ plans.

14.	Will my current benefits be affected prior to the closing?

No. CTE does not anticipate changing our existing benefit plan design prior to the transaction closing.

15.	Will I still have a CTE pension?

Yes. Your pension benefits are governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, if you currently have a vested CTE pension benefit or will vest prior to the day of closing, you will have a pension benefit after the day of closing. The CTE pension vesting schedule requires a minimum of five years of continuous service. If you have less than five years of continuous service and exit the company, you will not have earned a pension benefit.

Citizens will acquire the pension plan as part of the acquisition agreement.

16.	Where can I find information about my CTE accrued pension benefit?

You can obtain information about your pension benefit by logging on the Milliman website (www.millimanonline.com), or by calling Milliman at.

17.	Can I discontinue my CTE payroll deduction for the 401(k) Plan?

Yes. You have the option to discontinue CTE 401(k) participation at any time. You may stop your payroll deduction for the 401(k) by contacting Milliman at, or logging on the Milliman website (www.millimanonline.com). You are also able to manage your investment options for existing 401(k) balances even if you are not currently making contributions.

18.	Can I still invest in CTE stock through the 401(k) Plan?

Yes. CTE will continue to offer Company stock as an investment option up to the date of closing.

19.	How will CTE stock within the 401(k) Plan be converted after closing?

All shares purchased through the 401(k) Plan will be converted as of the day of closing. Each CTE share will receive $31.31 in cash and 0.768 shares of Citizens common stock.

20.	Where can I find information about my CTE 401(k) Plan?

You can obtain information about your 401(k) by logging onto the Milliman website (www.millimanonline.com), or by calling Milliman at.

21.	What happens to my funds in the CTE 401(k) Plan if my position is eliminated?

If your CTE 401(k) account balance is greater than $5,000, you may leave the funds in your account with Milliman. Although you will not be actively contributing to your account, you will have online and telephonic access to manage and move your investments. Additionally, you have the ability to roll- over your account into an individual IRA or into another employer’s 401(k) plan.

If your account balance is between $1,001 to $5,000, and you do not initiate a cash distribution by the end of the year, your account will be automatically rolled over into an individual IRA with Charles Schwab Trust Company.

If your account balance is under $1,000, you will receive a cash distribution unless you direct Milliman to roll over your account into an individual IRA or into another employer’s 401(k) plan. Any such cash distribution will be subject to federal and state income taxes (where applicable) and an early distribution penalty.

22.	What happens to my non-vested 401(k) match if my employment with CTE ends?

Vesting for the CTE Company match in the 401(k) plan is determined by the length of employment with CTE, not by the length of active plan participation in the 401(k) Plan. The vesting increment is adjusted on your employment anniversary date. Employees with greater than 5 years of service as of the date of the closing will be fully vested. Employees with less than 5 years of service will be vested using the following employment anniversary schedule:

Less than 2 Years of Service	0% Vested
2 Years of Service	25% Vested
3 Years of Service	50% Vested
4 Years of Service	75% Vested
5 or More Years of Service	100% Vested

CTE’s Company 401(k) match that is not vested will be forfeited.

23.	What happens if I have a 401(k) loan and my employment ends?

Employees whose positions are eliminated will be required to repay the balance of the loan within 90 days. If the loan is not paid within 90 days, it will default and be deemed a distribution subject to federal and state income taxes (where applicable) and an early distribution penalty.

24.	Can I continue to purchase CTE stock through the Stock Purchase Plan?

Yes, you can continue to purchase shares through the program up to the payroll date that is just prior to the transaction closing.

25.	Can I discontinue my CTE payroll deductions for the Stock Purchase Plan?

Yes. You have the option to discontinue your contribution in the CTE Stock Purchase Plan at any time. If you wish to stop your contribution in the CTE Stock Purchase Program, you must complete the appropriate paperwork located on the Lotus Notes Database Navigator/2006 Benefit Documents.

26.	Will CTE stock purchased through the Stock Purchase Plan be converted after closing?

Your CTE stock purchased through the Stock Purchase Plan will be converted the same as any other share of CTE common stock. Specifically, these shares will be converted as of the day of closing. Each CTE share will receive $31.31 in cash and 0.768 shares of Citizens’ common stock. Fractional shares will be paid in cash, based on the closing price of Citizens’ Common stock on the day of closing, as reported in the Wall Street Journal.

27.	Where can I find information regarding the CTE Stock Purchase Plan?

You can obtain information about your stock purchase plan by logging onto the Computershare website (www-us.computershare.com/employee), or by calling Computershare at.

28.	Will CTE stock continue to pay quarterly dividends?

CTE anticipates paying the quarterly dividend of $.50 per share through the last full quarter just prior to the transaction closing. As always, approval by the CTE Board of Directors is required prior to each quarterly payment.

29.	Can I buy Citizens stock through the 401(k) or Stock Purchase Plan now?

No. The CTE plans do not currently offer Citizens shares as an investment option. You may, of course, purchase Citizens stock on the open market.

30.	Can I still carry CTE vacation over into 2007?

Yes. As stated in the CTE Vacation Policy, subject to your supervisor’s approval, you are able to carry over up to five (5) days of vacation into the following calendar year. Generally, any carry-over vacation must be used no later than March 31, 2007, subject to your supervisor’s approval.

31.	Will I be paid for my 2006 and 2007 holidays?

CTE will continue to observe holidays in accordance with our published Holiday Schedule.

32.	Am I eligible for the 2006 merit/bonus program paid in 2007?

As a non-union employee, consideration for base and bonus treatment will be consistent with our past practice up to the day of closing.

33.	If my position is eliminated as a result of the acquisition, am I eligible for a 2007 prorated bonus?

Yes, non-union employees whose positions are eliminated after January 1, 2007, as a result of the acquisition, will be eligible for a 2007 prorated bonus.

34.	I am eligible for a commission and/or quarterly bonus. How will my commission and/or quarterly bonus be paid?

Your commission will be paid in accordance with your CTE compensation plan. Consistent with our prior approach, any partial quarters will be paid on a prorated basis.

SEVERANCE BENEFITS

35.	Will I receive any severance if my position is eliminated?

CTE has no formal severance policy for non-union employees. However, Citizens has agreed to honor CTE’s past practice of offering severance to non-union employees whose positions are eliminated within one year of closing.

36.	What is my severance if my position is eliminated?

Affected non-union employees with ten years or less of service will receive one week of severance pay for every year of service. Employees with service greater than ten years will receive two weeks of severance pay for every year of service with a maximum of 52 weeks of severance pay. Partial years will be rounded up to the next full year for purposes of the severance pay calculation. In order to receive any severance, an employee will be required to sign a general release.

37.	Do I receive severance pay if I accept a position with Citizens?

No. Severance will be paid only to employees whose positions are eliminated as a result of the acquisition.

38.	If I quit or am terminated for cause before my position is impacted, will I receive severance pay?

No. You will receive severance pay only if you remain an employee and your position is eliminated as a result of the acquisition.

39.	If my position is eliminated, will I be reimbursed for approved educational course(s) authorized when I was an active employee?

Yes. Any educational course approved by your supervisor and Human Resources will be paid in accordance with the policy in existence regarding tuition reimbursement at the time of approval.

40.	If my position is eliminated, will I be eligible to apply for unemployment compensation payments?

Yes. You may apply for unemployment compensation benefits. Your eligibility to receive unemployment compensation payments is determined by the Pennsylvania Bureau of Unemployment Compensation, in accordance with the state unemployment compensation requirements.

41.	What are my options for continuing medical, dental and vision (if applicable) benefits, if my position is eliminated?

Under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), you will have the ability to purchase the medical, dental and vision plans offered to existing employees for up to eighteen (18) months by paying the full premium cost of the coverage.

Current COBRA rates are located on the Lotus Notes Database Navigator/2006 Benefit Documents.

42.	If my position is eliminated, when will my benefits end?

Your CTE provided benefits will end at 11:59 p.m. on your last day of employment. However, you can opt to purchase COBRA coverage for medical, dental and vision plans for up to 18 months extended coverage. You must make this election within 60 days after your date of separation. If purchased, COBRA coverage will begin immediately after your CTE paid coverage ends.

43.	Will I be paid for my unused vacation if my position is eliminated?

Yes. Non-union employees whose positions are eliminated as a result of the acquisition will be paid for all earned vacation not taken.

Important Information for Investors and Stockholders

Commonwealth Telephone Enterprises, Inc. (the “Company”) and Citizens Communications Company (“Citizens”) will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Merger. Investors and stockholders of the Company and Citizens are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed Merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by directing a request to Commonwealth Telephone

Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations. The final proxy statement/prospectus will be mailed to stockholders of the Company.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Citizens and certain of their respective directors and executive officers and other members of management and employees are participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders, which was filed with the SEC on April 19, 2006, and information about Citizens’ directors and executive officers is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders, which was filed with the SEC on April 17, 2006. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the Merger for other reasons; changes in laws or regulations; and changes in general economic conditions. The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.